Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-122174) and related Prospectus of Advanced Micro Devices, Inc. for the registration of $600,000,000 of 7.75% Senior Notes due 2012 and to the incorporation by reference therein of our reports dated February 21, 2005, with respect to the consolidated financial statements and schedule of Advanced Micro Devices, Inc., Advanced Micro Devices, Inc. Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Advanced Micro Devices, Inc., included in its Annual Report (Form 10-K) for the year ended December 26, 2004, filed with the Securities and Exchange Commission.

San Jose, California

March 18, 2005